EXHIBIT 99 (a)(11)

Contacts:	Doug Robinson, Investor Relations, (516) 342-2745or dougr@cai.com
            Bob Gordon, Public Relations, (516) 342-2391 or bobg@cai.com

           COMPUTER ASSOCIATES TENDER OFFER FOR COMPUTER MANAGEMENT
             SCIENCES CLOSES WITH MORE THAN 98 PERCENT ACCEPTANCE

Acquisition Strengthens CAs Global Professional Services Portfolio

ISLANDIA, N.Y., March 10, 1999  Computer Associates International, Inc. (NYSE:
CA) announced that more than 98 per cent of the shares of Computer Management Sciences, Inc. (Nasdaq: CMSX) common stock was tendered prior to the expiration of CAs previously announced tender offer. The tender offer for all of the outstanding shares, at a price of $28 per share in cash, expired at 12:00 midnight, New York City time, on Tuesday, March 9, 1999. All shares validly tendered and not properly withdrawn prior to the expiration were accepted for payment. Approximately 14,500,000 shares of common stock of Computer Management Sciences, Inc. (CMSI) were tendered.

The merger of CMSI with CA will become effective as soon as reasonably practicable. Once this occurs, CMSI will become a wholly-owned subsidiary of CA and part of CAs Global Professional Services (GPS).

The acquisition of CMSI, which custom-develops cutting-edge IT solutions for a Fortune 1000 client base, reflects GPS growth strategy of implementing leading-edge business solutions. The acquisition will accelerate the delivery of powerful new solutions built around CAs Unicenter TNG and Jasmine technologies into the upper echelons of the enterprise-wide distributed applications market space. CA will also expand CMSIs national network of Systems Outsourcing Centers (SOC) to include Europe, Asia, South America and other regions. SOCs are highly-secured systems development service centers equipped with advanced hardware and software to simulate almost any development environment.

CMSI specializes in Internet development, business process re-engineering, strategy planning, evolutionary downsizing, rapid application development, object-oriented databases, vendor software evaluation, and other key technology areas. Clients include Coca-Cola, CSX Corporation, Kemper Financial Services, Lockheed Aeronautical Systems Company, Merrill Lynch and Wachovia Bank.

Computer Associates International, Inc. (NYSE: CA), the world leader in mission-critical business computing, provides software, support and integration services in more than 100 countries around the world. CA has more than 13,000 employees and had revenue of $5.1 billion in calendar year 1998.

For more information about CA, please call 516-342-5224 or email info@cai.com. CAs World Wide Web address is www.cai.com.

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